601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

June 17, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stephany Yang, Anne McConnell, Erin Donahue and Evan Ewing

Re:	WEBTOON Entertainment Inc.

Registration Statement on Form S-1

Filed May 31, 2024

File No. 333-279863

On behalf of our client, WEBTOON Entertainment Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated June 10, 2024, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1, filed by the Company on May 31, 2024.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Concurrent with the submission of this letter, we are publicly filing Amendment No.1 to the Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s comments. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed May 31, 2024

Executive Compensation

Compensation Actions Taken in 2024, page 215

1.	Staff’s comment: Based on your disclosure related to compensation actions taken in 2024, please address the following:

•

Revise MD&A to quantify and disclose the expected impact of these actions on future results of operations. In this regard, we note disclosures on page 100 appear to address the expected impact of certain historical actions, but it does not appear MD&A addresses the expected impact of the additional actions taken in 2024;

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich Paris Riyadh Salt Lake City Shanghai Washington, D.C.

•	Explain any differences between the anticipated IPO stock price range and the fair value estimates you used for the restricted stock units and stock options granted in 2024; and

•	Tell us what consideration was given to disclosing these actions as subsequent events in the notes to the financial statements. In this regard, we note the auditor’s consent is dated May 31, 2024.

Response: The Company evaluated the grant of RSUs to David J. Lee from April 12, 2024 and the grant of Options to Chankyu Park from May 10, 2024 and determined that such grants are not material and therefore do not require disclosure as a subsequent event under Accounting Standards Codification (“ASC”) 855-10, second type.

In response to the Staff’s comment, we revised the disclosure on page 102 of the Registration Statement in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to disclose the impacts of the cash bonus to Junkoo Kim approved by the Company’s board of directors on May 28, 2024 and that is payable in July 2024, provided that the closing of the offering has occurred prior to such date and subject to Mr. Kim’s continuous employment with us through such date.

The fair value estimates used for restricted stock units and stock options granted in 2024 are based on a total non-controlling common stock value of approximately $2,581 million determined based on the probability-weighted expected return method under stay private and IPO scenarios with expected IPO timelines of 0.5 to 1.5 years from the valuation date. The Company anticipates a pre-offering total common stock value of $1,971 million to $2,299 million. As the Company approaches its anticipated IPO and the probability of such IPO occurring becomes higher while the present value discount becomes lower, the Company’s fair value estimate of the value of its common stock is expected to increase correspondingly. In addition, the 5-10% estimated discount for lack of marketability of the Company as a private entity will no longer apply once the initial public offering is completed, also contributing to the expected increase in the overall value of the Company’s common stock.

The Company further notes that subsequent events for the audited financial statements for the year ended December 31, 2023 were evaluated through April 12, 2024, except for the effect of the revision dated May 10, 2024 and that subsequent events for the unaudited financial statements for the three months ended March 31, 2024 were evaluated through May 10, 2024. In both cases, subsequent events were evaluated through the date the financial statements were available to be issued (or reissued). In response to the Staff’s comment, the Company has made revisions to include disclosure of the grant of RSUs and cash bonus to Junkoo Kim and the grant of RSUs to certain employees from May 28, 2024 in the unaudited subsequent events disclosures in the audited financial statements for the year ended December 31, 2023 on pages F-67 and F-68 of the Registration Statement and in the unaudited financial statements for the period ended March 31, 2024 on pages F-88 and F-89 of the Registration Statement.

Audited Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Basis of Presentation, page F-8

2.

Staff’s comment: We note your response to comment 5 and the revised disclosure on page F-9. Please further explain to us how the Company determined the errors resulting in the revisions to the consolidated statement of cash flows for the year ended December 31, 2023 were not quantitatively material. Refer to SAB Topic 1:M.

Response: The Company respectfully informs the Staff that the Company determines quantitative materiality in the context of the financial statements taken as a whole, as opposed to applying different quantitative materiality thresholds for each financial statement and/or footnote. The Company applies a quantitative benchmark of 1% of revenue as the initial threshold in assessing materiality for its financial statements, taken as a whole. For the audited financial statements for the year ended December 31, 2023, 1% of revenue represented approximately $13 million. The Company also considered whether 5% of loss before tax ($7 million), 1% of shareholder’s equity ($13 million) or 1% of total assets ($18 million) would be an appropriate measure of materiality. The Company concluded that 1% of revenue is the appropriate benchmark for establishing a quantitative materiality benchmark, given the Company’s prioritization of revenue growth and global expansion as an indicator of the Company’s long-term growth potential to investors (to lead to future profitability). This prioritization on revenue growth is consistent with other high-growth technology companies in a comparable stage of maturity to the Company where the focus is on global and market share expansion and has not yet shifted to profitability. The errors to the cash flow statement were below the established thresholds of $13 million for the financial statements, taken as a whole, which led the Company to conclude that these errors were not material on a quantitative basis.

As mentioned in the Company’s previous response letter from May 31, 2024 to the Staff’s letter dated May 21, 2024, in addition to a quantitative materiality assessment, the Company also considered qualitative factors in its assessment of materiality and noted that the errors did not change the direction of any cash flows, did not impact key performance metrics for the Company or for its investors, did not impact any management incentive programs or any other key performance metrics, and did not have any impact on revenues or earnings. The Company therefore concluded that these errors were not material on a qualitative basis either.

In addition, the Company considered other relevant facts and circumstances to evaluate the total mix of information and determined that the errors would not be material to a reasonable investor.

Exhibits

3.

Staff’s comment: We note that assumption (ii) of Exhibit 5.1 assumes that “(y) the issuance, sale and delivery of such Share, the terms of such Share and compliance by the Company with the terms of such Share will not violate any applicable law, any agreement or instrument then binding upon the Company or any restriction imposed by any court or governmental body having jurisdiction over the Company.” It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please ask counsel to support this assumption. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company has filed a revised Exhibit 5.1 of the Registration Statement to address the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Michael Kim by telephone at (212) 446-4746 or by email at michael.kim@kirkland.com or Joshua N. Korff by telephone at (212) 446-4943 or by email at joshua.korff@kirkland.com.

Sincerely,

/s/ Michael Kim
Michael Kim

VIA E-MAIL

cc:	Junkoo Kim

David Lee

WEBTOON Entertainment Inc.

Michael Kaplan

Dan Gibbons

Judah Bareli

Davis Polk & Wardwell LLP